UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 26)*

Magna Entertainment Corp.

(Name of Issuer)

Class A Subordinate Voting Stock

(Title of Class of Securities)

559211 10 7

(CUSIP Number)

Craig Loverock

Senior Financial Advisor

337 Magna Drive

Aurora, Ontario L4G 7KI

(905) 726-7068

Kenneth G. Alberstadt

Akerman Senterfitt LLP

335 Madison Avenue, Suite 2600

New York, NY 10017

(212) 880-3817

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 14, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

This Amendment No. 26 to Schedule 13D amends the Statement on Schedule 13D (the “Statement”) filed by Frank Stronach (“Mr. Stronach”), the Stronach Trust, 445327 Ontario Limited (“445327”), Bergenie Anstalt, MI Developments Inc. (“MID”) and 1346457 Ontario Inc. on September 20, 2003, as previously amended, with respect to the Class A Subordinate Voting Stock, par value $.01 per share (“MECA Shares”) of Magna Entertainment Corp., a Delaware corporation (the “Company”). This Amendment No. 26 is being filed to report that the Ontario Securities Commission (OSC) has dismissed the applications made by certain MID Class A shareholders challenging MID’s ability to rely on certain exemptions from the requirements to obtain minority shareholder approval and formal valuations under Multilateral Instrument 61-101 — Protection of Minority Security Holders in Special Transactions in respect of transactions with Magna Entertainment Corp.

Item 1.	Security and Issuer.

This Statement on Schedule 13D relates to the MECA Shares. The principal executive offices of the Company are located at 337 Magna Drive, Aurora, Ontario, Canada, L4G 7K1.

Item 2.	Identity and Background.

This Statement is being filed by Mr. Stronach, the Stronach Trust and 445327 (collectively, the “Reporting Persons”).

Item 4.	Purpose of the Transaction.

Item 4 is amended by adding the following:

The Ontario Securities Commission (OSC) has dismissed the applications made by certain MID Class A shareholders challenging MID’s ability to rely on certain exemptions from the requirements to obtain minority shareholder approval and formal valuations under Multilateral Instrument 61-101 — Protection of Minority Security Holders in Special Transactions in respect of transactions with Magna Entertainment Corp. The OSC indicated that it intends to issue reasons for the dismissal in due course.

As a result of the dismissal of the applications by the OSC, the amendments to the secured debtor-in-possession (DIP) financing facility being provided by a wholly-owned subsidiary of MID to MEC and certain of its subsidiaries announced on August 26, 2009 will come into effect, subject to MEC obtaining approval of the U.S. Bankruptcy Court in Delaware to such amendments. Under the amended DIP facility, MEC must use its best efforts to market and sell all of its assets. With respect to Golden Gate Fields, Gulfstream Park, Maryland Jockey Club and Santa Anita Park, MID will continue to evaluate all of its alternatives, which may include MID entering into a stalking horse purchase agreement for one or more of such assets in the event that MEC receives no other stalking horse bids acceptable to MEC.

None of the Reporting Persons currently has plans or proposals that relate to or would result in any of the consequences listed in paragraphs (a) through (j) of Item 4 of the Special Instructions for Complying with Schedule 13D, except as set forth in this Statement. Each of the Reporting Persons intends to evaluate on an ongoing basis its investment in the Company and its options with respect to such investment. As a result of such evaluation, one or more of the Reporting Persons may make suggestions or adopt positions with respect to one or more of the transactions specified in paragraphs (a) through (j) of Item 4 of the Special Instructions for Complying with Schedule 13D. Furthermore, Mr. Stronach may, in his capacity as Chairman of the Company or otherwise, communicate with the Company’s management, directors, shareholders and other parties with respect to such transactions.

The press release announcing the OSC decision is filed as Exhibit A hereto and is incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of Issuer

Item 6 is amended by adding the following:

The Amended DIP Financing is no longer subject to the Ontario Securities Commission rendering a decision in favor of MID, but remains subject to MEC obtaining the entry of an order by the Bankruptcy Court approving the Amended DIP Financing.

Item 7.	Material to be Filed as Exhibits

Exhibit A	Joint Filing Agreement.

Exhibit B	Press Release of MID dated September 14, 2009, incorporated by reference to Exhibit 1 to Form 6-K filed by MI Developments Inc. on September 15, 2009

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies as to itself that the information set forth in this statement is true, complete and correct.

Dated: September 22, 2009

/s/ Frank Stronach
Frank Stronach

STRONACH TRUST

By:	/s/ Frank Stronach
Name:	Frank Stronach
Title:	Trustee

445327 ONTARIO LIMITED

By:	/s/ Belinda Stronach
Name:	Belinda Stronach
Title:	President

Exhibit A

JOINT FILING AGREEMENT

The undersigned hereby agree jointly to prepare and file with regulatory authorities a Statement on Schedule 13D/A reporting a material change in facts and hereby affirm that such Statement on Schedule 13D/A is being filed on behalf of each of the undersigned in accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934. This agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: September 22, 2009

/s/ Frank Stronach
Frank Stronach

STRONACH TRUST

By:	/s/ Frank Stronach
Name:	Frank Stronach
Title:	Trustee

445327 ONTARIO LIMITED

By:	/s/ Belinda Stronach
Name:	Belinda Stronach
Title:	President